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                             June 14, 2023

       Alain Logua
       Chief Executive Officer
       JOIN Entertainment Holdings, Inc.
       101 East Park Boulevard
       6th Floor
       Plano, TX 75074

                                                        Re: JOIN Entertainment
Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 5, 2023
                                                            File No. 024-12272

       Dear Alain Logua:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology